Exhibit 99.1

2018-01-24

PRESS RELEASE

Directed issue of warrants in Oasmia Pharmaceutical AB

Uppsala, Sweden, January 24, 2018 --- The board of directors of Oasmia Pharmaceutical AB (publ) (“Oasmia” or the ”Company”) has resolved on a directed issue of no more than 34,838,709 warrants. Subsequently, all warrants have been subscribed for, of which Arwidsro Investment AB has subscribed for 24,193,548 warrants and MGC Capital Ltd has subscribed for 10,645,161 warrants.

Each warrant entitles to subscribe for one share in the company, at a subscription price of SEK 3.10, during the period from registration of the warrants with the Swedish Companies Registration Office until and including 15 August 2019. Upon full exercise of the warrants, the share capital will increase by SEK 3,483,870.90. The warrants are issued free of charge.

The reason for the issue was set out in a press release on 2 January 2018. Including, inter alia, that the company in connection with Arwidsro Investment AB’s and MGC Capital Ltd’s commitment to make available loans to the company, has undertaken to issue warrants as resolved today. The company has ensured that the warrants are issued on market terms by evaluating different funding options and negotiating the terms of the loans. If all of the warrants were exercised, the company would receive a capital contribution of approximately SEK 108 million.

For more information, please contact:

Anders Blom, CFO

Tel: +46 (0)18 50 54 40

E-mail: anders.blom@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR). The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on 24 January 2018.